SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bath & Body Works, Inc. (formerly known as L Brands, Inc.)
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

070830104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 070830104	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,630,231
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,630,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,630,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 070830104	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David F. Craver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,630,231
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,630,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,630,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 070830104	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Brian F. Doherty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,630,231
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,630,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,630,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 070830104	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Kelly A. Granat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,630,231
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,630,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,630,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 070830104	13G/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,630,231
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,630,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,630,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 070830104	13G/A	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS Kerry A. Tyler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,630,231
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,630,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,630,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 070830104	13G/A	Page 8 of 11 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Bath & Body Works, Inc. (formerly known as L Brands, Inc.) (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at Three Limited Parkway, Columbus, Ohio 43230.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), Lone Cascade, L.P., a Delaware limited partnership ("Lone Cascade"), Lone Sierra, L.P., a Delaware limited partnership ("Lone Sierra"), Lone Cypress, Ltd., a Cayman Islands exempted company ("Lone Cypress"), and Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company ("Lone Monterey Master Fund", and together with Lone Spruce, Lone Cascade, Lone Sierra, and Lone Cypress, the "Lone Pine Funds"), with respect to the shares of Common Stock directly held by each of the Lone Pine Funds. Lone Pine Capital has the authority to dispose of and vote the shares of Common Stock directly held by the Lone Pine Funds;

(ii)	David F. Craver ("Mr. Craver"), Brian F. Doherty ("Mr. Doherty"), Kelly A. Granat ("Ms. Granat"), and Kerry A. Tyler ("Ms. Tyler"), each an Executive Committee Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the shares of Common Stock directly held by each of the Lone Pine Funds; and

(iii)	Stephen F. Mandel, Jr. ("Mr. Mandel"), the Managing Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the shares of Common Stock directly held by each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. None of the Reporting Persons directly own any shares of Common Stock.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

CUSIP No. 070830104	13G/A	Page 9 of 11 Pages

Item 2(c).	CITIZENSHIP:

Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Craver, Mr. Doherty, Ms. Granat, Mr. Mandel and Ms. Tyler are United States citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.50 per share, (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

070830104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________

CUSIP No. 070830104	13G/A	Page 10 of 11 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G/A are calculated based upon 228,414,615 shares of Common Stock outstanding as of November 25, 2022, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2022, filed with the Securities and Exchange Commission on November 30, 2022.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 070830104	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2023

/s/ David F. Craver
David F. Craver, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Brian F. Doherty
Brian F. Doherty, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Kelly A. Granat
Kelly A. Granat, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Kerry A. Tyler
Kerry A. Tyler, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC